FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Minutes of the 2012 Annual General Meeting of Cosan Limited held on March 27, 2013

MINUTES of the 2012 Annual General Meeting of Cosan Limited (the “Company”) held at the Company’s offices at Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, on March 27, 2013 at 10:00am (the “Meeting”).

Present:    Queluz Holdings (73,010,002 shares); Costa Pinto S.A. (30,010,278 shares); MSOR Participações S.A. (1,811,250 shares); TNAD Fundo de Investimento em Ações (77,086 shares); São Fernando IV Fundo de Investimento em Ações (989 shares); FPRV DYN Uirapuru FIA Previdenciario (88,567 shares); DYC Fundo de Investimento em Ações (31,902 shares); Ascese Fundo de Investimento em Ações (90,956 shares); Dynamo Cougar Fundo de Investimento em Ações (713,842 shares); Dybra Fundo de Investimento em Ações (51,546 shares); Dynamo Beton Fundo de Investimento em Ações (26,551 shares); Dynamo Brasil I LLC (67,762 shares); Dynamo Brasil II LLC (74,778 shares); Dynamo Brasil III LLC (38,825 shares); Dynamo Brasil V LLC (27,062 shares); Dynamo Brasil VI LLC (45,325 shares); Dynamo Brasil VII LLC (21,799 shares); Dynamo Brasil VIII LLC (87,409 shares); Dynamo Brasil IX LLC (3,391 shares); Kemnay Dybra LLC (10,988 shares); Dynamo Brasil XIII LLC (4,881 shares); Ashmore Emerging Markets Equity Fund (1,800 shares); Threadneedle Investment Funds Icvc (1,000,000 shares); Government of Norway (674,096 shares); DTC 5198 (1,700 shares).1

1.	Chairman

Marcelo de Souza Scarcela Portela was elected chairman of the Meeting (the “Chairman”) and Maria Rita de Carvalho Drummond acted as secretary (the “Secretary”).

1 Proxies that were not properly completed as determined by the Secretary were not tallied in the determination of the shareholder votes.

2.	Notice & Quorum

The Chairman read the notice convening the 2012 Annual General Meeting and confirmed that notice had been given to all of the Shareholders and their alternates in accordance with the bye-laws (the “Bye-laws”) and that a quorum was present.

3.	Results and Financial Statements for the 2012 Fiscal Year

The auditor’s report and financial statements for the Company’s 2012 fiscal year, which was closed as of 31st March 2012 were presented to the Meeting.

It was RESOLVED that the auditor’s report and financial statements for the 2012 fiscal year be and are hereby approved.

4.	Election of the Class II Directors

The Chairman presented a list of directors (“Directors”) whose terms expired at  the present  Meeting.

The list included Burkhard Otto Cordes, Marcelo de Souza Scarcela Portela, Marcos Marinho Lutz and Marcus Vinicius Pratini de Moraes, all current Class II Directors. The Chairman recommended that the four Directors be re-elected for a new three-year term, according to the Company’s Bye-Laws.

It was RESOLVED by the shareholders that the Class II Directors be and hereby are re-elected for a new three year term, pursuant to Bye-law 23.5 , being the Directors re-elected for a new term which will end at the conclusion of the 2015 Annual General Meeting.

Further to this election, the Board of Directors of the Company is structured as listed below:

Class I Directors elected on the 2011 Annual General Meeting to hold office until the 2014 Annual General Meeting:
Mailson Ferreira da Nobrega
Jose Alexandre Scheinkman
George E. Pataki

Class II Directors to hold office until the 2015 Annual General Meeting according to bye-law 23.5 of the Company’s bye-laws:
Marcus Vinicius Pratini de Moraes
Burkhard Otto Cordes
Marcos Marinho Lutz
Marcelo de Souza Scarcela Portela

Class III Directors elected on the 2010 Annual General Meeting to hold office until the 2013 Annual General Meeting:
Rubens Ometto Silveira Mello
Pedro Isamu Mizutani
Marcelo Eduardo Martins
Helio França

5.	Independent Auditors

It was RESOLVED that PricewaterhouseCoopers Auditores Independentes shall replace Ernst & Young Auditores Independentes as the Company’s independent auditors to hold office until the  close of 2013 Annual General Meeting.

6.	Close

All resolutions were approved by the majority of the shareholders. There being no further business, the proceedings were then concluded.

_________________________
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	March 27, 2013	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer